October 10, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Mr. Jacob Luxenburg

Mr. Jim Rosenberg

Ms. Irene Paik

Mr. Joseph McCann

Re:                             OptiNose, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-220515)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”) and as representatives of the several underwriters of the Company’s proposed initial public offering of shares of the Company’s common stock, we hereby join in the Company’s request that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time, on Thursday, October 12, 2017, or as soon thereafter as practicable, or at such later time as the Company may orally request.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that between October 3, 2017 and the date hereof, approximately 730 copies of the Preliminary Prospectus dated October 3, 2017 were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.

We wish to advise you that the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Jefferies LLC
Piper Jaffray & Co.
As Representatives of the several Underwriters

JEFFERIES LLC

By:	/s/ Dustin Tyner
Name: Dustin Tyner
Title: Managing Director

PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name: Christie L. Christina
Title: Managing Director

[Signature Page to OptiNose, Inc. Acceleration Request]